UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 Amendment No. 3

                    Under the Securities Exchange Act of 1934

                              DEL WEBB CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   947423 109
                                 --------------
                                 (CUSIP Number)

            William B. Shearer, Jr., Rick Miller or Eliot W. Robinson
                     Powell, Goldstein, Frazer & Murphy LLP
                        191 Peachtree Street, 16th Floor
                             Atlanta, Georgia 30303
                               Tel: (404) 572-6600
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                October 19, 2000
                                ----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------                                  ----------------------
CUSIP No. 947423 109                                               Page 2 of 9
------------------------                                  ----------------------


         This Amendment No. 3 to Schedule 13D ("Amendment No.3") is filed by Pacific Partners, LLC ("Pacific Partners" or the "Stockholder"), with respect to the Common Stock, $.001 par value (the "Stock"), of Del Webb Corporation (the "Company") to amend and supplement the Schedule 13D filed on August 17, 2000 (the "Schedule"), Amendment No.1 to Schedule 13D filed August 31, 2000 ("Amendment No.1") and Amendment No.2 to Schedule 13D filed October 13, 2000 ("Amendment No.2"). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule.

Item 4.           Purpose of Transaction.

         Item 4 is hereby amended to read in its entirety as follows:

         Pacific Partners  purchased shares of the Stock because it believed the

Stock  may  present  significant  opportunities  for  realization  of  increased stockholder  value.  Representatives of Pacific Partners have read with interest publicly  available  information  regarding  the Company  including  the various reports filed by the Company  pursuant to the  Securities  Exchange Act of 1934.

Although the Company is the  recognized  brand name and the leader in the active adult housing business, Pacific Partners does not believe that stockholder value has been maximized.  Pacific Partners has noted that the Company's balance sheet

is  highly  leveraged.   Pacific  Partners  is  concerned  that  impending  debt

maturities  and  certain  restrictive   covenants  contained  in  the  Company's

instruments  relating to its  indebtedness  may present  liquidity issues in the future and believes,  in any event,  that the  Company's  high level of existing indebtedness  currently  limits the  Company's  financial  flexibility.  Pacific

Partners  believes  that this,  in turn,  is not  allowing  the  Company to take advantage of both  present and future  opportunities.  Pacific  Partners is also concerned that the percentage of the issued and outstanding  Stock  beneficially owned by the Company's directors and officers is inappropriately low.

         Representatives  of Pacific Partners met with management of the Company to obtain  management's  explanation of the steps it intends to take to maximize the value of the Stock and delever the  Company's  balance  sheet.  Management's explanations did not alleviate  Pacific  Partners'  concerns that the Company is not moving fast enough to leverage  existing  relationships,  develop  ancillary products and services, and reduce administrative expenses.  Pacific Partners was not satisfied with what Pacific Partners perceives as a non-objective commitment to past business  practices.  Representatives  of Pacific Partners may also meet

------------------------                                  ----------------------
CUSIP No. 947423 109                                               Page 3 of 9
------------------------                                  ----------------------

with representatives of potential purchasers of the Company to determine if they are  interested  in acquiring  the Company and to compare  possible  acquisition prices with Pacific  Partners'  assessment of the market values  realizable from management's plans.

         Director Nominations.  On August 17, 2000, Pacific Partners delivered a letter to LeRoy C. Hanneman,  Jr.  informing Mr.  Hanneman of Pacific  Partners'

ownership of approximately 5.32% of the Company's Stock. In that letter, Pacific

Partners  requested a meeting with Mr. Hanneman to discuss certain issues raised in the letter,  including  steps  management  of the Company  intends to take to maximize the value of the Stock and address any impending  liquidity  issues and delever the  Company's  balance  sheet.  On August 25,  2000,  Pacific  Partners received a reply  from Mr.  Hanneman  suggesting  three  possible  dates for the requested meeting.  The earliest date proposed by Mr. Hanneman for the requested meeting was September 11, 2000.

         The Company's  Amended and Restated Bylaws provide  generally that if a stockholder  intends  to  propose  certain  matters  for  consideration  at  the

Company's Annual Meeting of  Stockholders,  including the nomination of director candidates,  the  stockholder  must submit to the Company,  in writing,  certain detailed  information  regarding the actions or nominations being proposed.  The information  that  stockholders  must give to the Company must also be submitted within a narrowly defined "window" of not less than 60 and not more than 90 days prior to the anniversary of the previous year's  stockholder  meeting.  Based on publicly available  information reviewed by Pacific Partners, in the case of the

Company's  2000 Annual  Meeting of  Stockholders,  the "window" for such notices would open on August 4, 2000 and close on  September  4,  2000.  In light of the

Company's  unwillingness,  as indicated by the Company's  August 25, 2000 letter referenced above, to engage in a substantive  dialogue with the Company prior to the closing of this 30 day period in which notice must be given, and the failure by the Company to volunteer any relief from such  deadlines to  accommodate  Mr.

Hanneman's  schedule,  Pacific Partners decided to nominate candidates for board seats which were up for election at the upcoming  meeting and solicit proxies as described below.

------------------------                                  ----------------------
CUSIP No. 947423 109                                               Page 4 of 9
------------------------                                  ----------------------

     On August 31, 2000, in accordance with  information  and time  requirements set forth in Article 2, Section 2.8 of the Bylaws of the Company  (which Pacific

Partners  reserves the right to challenge),  Pacific  Partners  delivered to the

Secretary of the Company a letter which provided written notice of its intent to nominate  William  S.  Levine,  Arturo S.  Moreno,  and Brian J.  O'Connor  (the

"Nominees")  as  candidates  for  election  as  directors  of the Company at the

Company's 2000 Annual Meeting of Stockholders.  A copy of the nomination  letter is attached as Exhibit 99.5 hereto.  The Company  ignored the Pacific  Partners'

nominations.  Pacific  Partners  then  retained  D.F. King & Co., Inc. to assist

Pacific Partners in the solicitation of proxies.

     Stockholder  Inspection  Demand. On August 31, 2000,  Pacific Partners also delivered to the Company a stockholder inspection demand pursuant to Section 220 of the General  Corporation Law of Delaware,  for examination and copying of the

Company's  list  of  stockholders  and  certain  related   stockholder   records

including,  without limitation, a list of non-objecting beneficial owners ("NOBO list") to  facilitate  Pacific  Partners'  ability to  communicate  with  fellow stockholders.

     Hart-Scott-Rodino  Filing. In connection with the foregoing,  on August 31,

2000,  Pacific  Partners also filed a  Notification  and Report Form for Certain

Mergers   and   Acquisitions    with   the   Federal   Trade   Commission   (the

"Hart-Scott-Rodino  Filing"). This Hart-Scott-Rodino Filing is required in order for Pacific  Partners to acquire  Stock valued at more than $15.0  million under the rules  related  to the  filing.  In the  Hart-Scott-Rodino  Filing,  Pacific

Partners  indicated  that it  intends to  acquire  from time to time  additional shares of Stock,  which,  based on current  market  prices,  would cause Pacific

Partners' total holdings to exceed the $15.0 million threshold.  The filing also disclosed that Pacific  Partners  intends to acquire at least 50,000  additional shares of Stock but less than 15% of the total issued and outstanding  shares of

Stock.

     On September 26, 2000, the Federal Trade Commission,  Bureau of Competition

Premerger  Notification  Office,  granted  Pacific  Partners'  request for early

------------------------                                  ----------------------
CUSIP No. 947423 109                                               Page 5 of 9
------------------------                                  ----------------------

termination of the regulatory review of the Hart-Scott-Rodino Filing.

     Meetings with Management. On September 25, 2000, representatives of Pacific

Partners (Messrs.  Levine, Contadino and Wieger) met with representatives of the

Company (Messrs.  Hanneman and Spencer and Ms.  Mariucci).  Although the meeting failed to result in a consensus regarding solutions to existing challenges,  Mr.

Hanneman agreed to reconsider the request by Pacific Partners for representation on the Company's Board of Directors.  On October 3, 2000,  Messrs.  Hanneman and

Levine met again and Mr.  Hanneman  proposed  that the  Company  would  consider nominating  Mr. Levine for election to the Board of Directors at the 2001 Annual

Meeting of  Stockholders.  After  considering  this proposal,  Pacific  Partners

determined   that  a  delay  of  one-year  in  providing   the  required   Board

representation was unacceptable and so notified Mr. Hanneman on October 5, 2000.

     Proxy Statement  Filing and Proxy  Solicitation.  In light of the Company's refusal to provide Pacific  Partners with Board  representation  commencing with the 2000 Annual Meeting of  Stockholders,  on October 6, 2000,  Pacific Partners

filed a Preliminary Proxy Statement with the Securities and Exchange Commission.

On October 19, 2000 Pacific Partners filed a Definitive Proxy Statement with the

Securities and Exchange  Commission to solicit proxies from  stockholders of Del

Webb for use at the Company's annual stockholders meeting scheduled for November

2, 2000 for the  purpose of  electing  Pacific  Partners'  nominees,  William S.

Levine and Brian J.  O'Connor,  to Del  Webb's  Board of  Directors  and to vote against two  management  compensation  programs  proposed by Del Webb's  current board. The Definitive Proxy Statement states that Pacific Partners believes that the Company's five-year  cumulative total return to stockholders of negative 32%

is  unacceptable  and that immediate  change is needed to facilitate  efforts to maximize  stockholder  value.  Pursuant to SEC  requirements,  the filing of the

Definitive  Proxy  Statement  included,  among other  things,  the  identity and background of the nominees. Pacific Partners has been and will continue to be in contact with  stockholders of the Company with a view towards  soliciting  their support for Pacific  Partners'  nominees  for  election  as  directors.  Pacific

Partners is soliciting proxies as described in the Definitive Proxy Statement. A copy  of the  press  release  announcing  the  filing  of the  Definitive  Proxy

Statement is attached as Exhibit 99.10 hereto.

------------------------                                  ----------------------
CUSIP No. 947423 109                                               Page 6 of 9
------------------------                                  ----------------------

     Retention of J.P. Morgan.  Pacific Partners has retained J.P. Morgan as its financial  advisor to analyze  Del Webb in an effort to  evaluate  the  Company.

Pacific Partners  believes that such an evaluation will serve to educate Pacific

Partners and its Nominees so that if elected, Pacific Partners' Nominees will be fully prepared to take all steps necessary to enhance stockholder value.

     Creation   of   Website.   Pacific   Partners   has   created  a   website,

www.pacificpartners.bizland.com,  to assist it in circulating information to Del

Webb stockholders  regarding  Pacific Partners' efforts to maximize  stockholder value and to assist Pacific Partners in soliciting proxies.

     General  Plans.   Depending  on  general  market  and  economic  conditions

affecting  the  Company  and the  Stock  and its view of the  prospects  for the

Company,  Pacific Partners may purchase  additional  shares of the Stock or sell

shares  of  the  Stock  from  time  to  time  in  open  market  and/or   private

transactions.  Pacific  Partners has no  immediate  plans or proposals to seek a business  combination or to attempt to acquire control of the Company.  However,

Pacific  Partners  continuously  evaluates its investment in the Company and may consider proposing a business combination in the future if conditions warrant.

     Except  as set forth  herein,  Pacific  Partners  has no  present  plans or proposals  which  relate  to or would  result  in any of the  action  or  events enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.

------------------------                                  ----------------------
CUSIP No. 947423 109                                               Page 7 of 9
------------------------                                  ----------------------

Item 7.          Materials to be Filed as Exhibits.

Filed with initial filing of Schedule 13d:

Exhibit 99.1     Customer Agreement with Spear, Leeds & Kellogg

Exhibit 99.2     Amended and Restated Operating Agreement of Pacific Partners,
                 LLC

Exhibit 99.3     Press Release of August 17, 2000

Exhibit 99.4 Letter to LeRoy C. Hanneman, Jr., President and Chief Executive Officer


Filed with Amendment No.1:

Exhibit 99.5 Written Notice of Intent to Nominate Persons for Election as Directors dated August 31, 2000

Exhibit 99.6 Demand to inspect and copy the list of stockholders of Del Webb Corporation and certain related stockholder records dated August 31, 2000

Exhibit 99.7     Press Release of August 31, 2000


Filed with Amendment No.2:

Exhibit 99.8 Letter from Federal Trade Commission granting early termination of waiting period

Exhibit 99.9     Press Release of October 6, 2000


Filed with Amendment No.3:

Exhibit 99.10    Press Release of October 19, 2000

------------------------                                  ----------------------
CUSIP No. 947423 109                                               Page 8 of 9
------------------------                                  ----------------------


                                    Signature

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       Date:  October 30, 2000


                                       PACIFIC PARTNERS, LLC



                                       By: /s/William S. Levine
                                          ---------------------
                                       Name: William S. Levine
                                       Its: Manager

                                  EXHIBIT INDEX


Number           Description

Filed with initial filing of Schedule 13d:

Exhibit 99.1     Customer Agreement with Spear, Leeds & Kellogg

Exhibit 99.2     Amended and Restated Operating Agreement of Pacific Partners,
                 LLC

Exhibit 99.3     Press Release of August 17, 2000

Exhibit 99.4 Letter to LeRoy C. Hanneman, Jr., President and Chief Executive Officer


Filed with Amendment No.1:

Exhibit 99.5 Written Notice of Intent to Nominate Persons for Election as Directors dated August 31, 2000

Exhibit 99.6 Demand to inspect and copy the list of stockholders of Del Webb Corporation and certain related stockholder records

Exhibit 99.7     Press Release of August 31, 2000


Filed with Amendment No.2:

Exhibit 99.8     Letter from Federal Trade Commission granting early termination

Exhibit 99.9     Press Release of October 6, 2000


Filed with Amendment No.3:

Exhibit 99.10    Press Release of October 19, 2000